Exhibit 99.1

Golden Queen Mining Consolidated Ltd.

(formerly “Golden Queen Mining Co. Ltd.”)

Condensed Consolidated Interim Financial Statements

June 30, 2019

(US dollars – Unaudited)

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Condensed Consolidated Interim Balance Sheets

(amounts expressed in thousands of US dollars - Unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash	$4,711	$5,725
Inventories (Note 5)	-	25,031
Prepaid expenses and other current assets	190	467
Total current assets	4,901	31,223
Restricted cash (Note 6)	-	1,005
Deferred financing cost	-	3,314
Property, plant, equipment and mineral interests (Note 7)	-	135,818
Advance minimum royalties	-	497
Inventories (Note 5)	-	6,913
Total Assets	$4,901	$178,770
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$306	$6,899
Interest payable	-	773
Current portion of note payable (Note 14(ii))	-	24,690
Current portion of loan payable (Note 8)	-	6,578
Derivative liabilities (Note 8)	3	3,390
Total current liabilities	309	42,330
Credit facility	-	5,000
Loan payable (Note 8)	-	5,622
Asset retirement obligation (Note 10)	-	2,497
Deferred tax liability	-	8,588
Total liabilities	309	64,037

Temporary Equity
Redeemable portion of non-controlling interest (Note 14(iv))	-	24,286
Shareholders’ Equity
Common shares, no par value, unlimited shares authorized (2018 - unlimited); 12,192,573 (2018 – 30,010,146) shares issued and outstanding (Note 11)	38,830	95,575
Additional paid-in capital	97,521	44,002
Commitment to issue shares (Notes 4 and 16)	250	-
Deficit accumulated	(132,009)	(95,559)
Total shareholders’ equity attributable to GQM Ltd.	4,592	44,018
Non-controlling interest (Note 14(iv))	-	46,429
Total Shareholders’ Equity	4,592	90,447
Total Liabilities, Temporary Equity and Shareholders’ Equity	$4,901	$178,770

Subsequent Events (Note 16)

Approved by the Directors:

“Paul M. Blythe”	“Bryan A. Coates”
Paul M. Blythe, Director	Bryan A. Coates, Director

See Accompanying Notes to the Condensed Consolidated Interim Financial Statements

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(amounts expressed in thousands of US dollars, except shares amounts - Unaudited)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018	2019	2018
Revenues
Sales	$9,542	$14,485	$26,521	$24,070

Cost of Sales
Direct mining costs	(7,309)	(8,130)	(19,593)	(21,146)
Depreciation and depletion (Note 7)	(1,522)	(3,364)	(4,140)	(6,340)
Income (loss) from mine operations	711	2,991	2,788	(3,416)

General and administrative expenses (Note 12)	(2,430)	(879)	(4,262)	(2,133)
Operating (loss) income	(1,719)	2,112	(1,474)	(5,549)

Other income (expenses)
Gain (loss) on derivative instruments (Note 9)	(127)	(70	(277)	68
Finance expense (Note 14 (iii))	(1,349)	(1,441)	(3,769)	(2,974)
Loss on sale of subsidiaries (Note 4)	(31,354)	-	(31,354)	-
Interest income	38	37	111	72
Other expenses	-	(34)	-	(76)
Total other income (expenses)	(32,792)	(1,508	(35,289)	(2,910)
Net and comprehensive (loss) income for the period	$(34,511)	$604	$(36,763)	$(8,459)
Less: Net and comprehensive (income) loss attributable to the non-controlling interest for the period (Note 14 (iv))	361	(1,236)	313	2,410
Net and comprehensive loss attributable to Golden Queen Mining Co Ltd. for the period	$(34,150)	$(632)	$(36,450)	$(6,049)
Loss per share – basic and diluted (Note 13)	$(1.54)	$(0.02)	$(1.40)	$(0.25)

Weighted average number of common shares outstanding – basic and diluted	22,178,244	30,010,144	26,072,559	24,477,273

See Accompanying Notes to the Condensed Consolidated Interim Financial Statements

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Condensed Consolidated Interim Statements of Shareholders’ Equity, Non-controlling Interest and Redeemable Portion of Non-controlling Interest

(amounts expressed in thousands of US dollars, except shares amounts - Unaudited)

	Common shares	Amount	Additional Paid-in Capital	Commitment to Issue Shares	Deficit Accumulated	Total Shareholders’ Equity attributable to GQM Ltd	Non- controlling Interest	Total Shareholders’ Equity	Redeemable Portion of Non- controlling Interest
Balance, December 31, 2017	11,114,870	$71,126	$43,853	$-	$(88,500)	$26,479	$36,321	$62,800	$24,214
Issuance of common shares (Note 11)	18,895,276	24,368	-	-	-	24,368	-	24,368	-
Capital contribution from non-controlling interest	-	-	-	-	-	-	10,000	10,000	-
Stock-based compensation	-	-	80	-	-	80	-	80	-
Net loss for the period	-	-	-	-	(6,049)	(6,049)	(1,446)	(7,495)	(964)
Balance, June 30, 2018	30,010,146	$95,494	$43,933	$-	$(94,549)	$44,878	$44,875	$89,753	$23,250

Balance, December 31, 2018	30,010,146	$95,575	$44,002	$-	$(95,559)	$44,018	$46,429	$90,447	$24,286
Sale of subsidiaries (Note 4)	-	-	-	-	-	-	(46,241)	(46,241)	(24,161)
Return to treasury (Note 4)	(17,817,573)	(56,745)	53,423	-	-	(3,322)	-	(3,322)	-
Commitment to issue shares (Notes 4 and 16)	-	-	-	250	-	250	-	250	-
Stock-based compensation	-	-	96	-	-	96	-	96	-
Net loss for the period	-	-	-	-	(36,450)	(36,450)	(188)	(36,638)	(125)
Balance, June 30, 2019	12,192,573	$38,830	$97,521	$250	$(132,009)	$4,592	$-	$4,592	$-

See Accompanying Notes to the Condensed Consolidated Interim Financial Statements

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Condensed Consolidated Interim Statements of Cash Flows

(amounts expressed in thousands of US dollars - Unaudited)

	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018
Operating Activities
Net loss for the period	$(36,763)	$(8,459)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and depletion	4,071	6,340
Amortization of debt discount and interest accrual	2,165	1,124
Accretion expense	69	83
Change in fair value of derivative liabilities (Note 9)	277	(68)
Stock based compensation	96	80
Unrealized foreign exchange gain	43	(37)
Transaction fee paid in shares (Note 4)	250	-
Loss on sale of subsidiaries (Note 4)	31,354	-
Changes in non-cash working capital items:
Prepaid expenses & other current assets	(423)	(93)
Inventory	(8,196)	(8,080)
Accounts payable & accrued liabilities	1,368	(1,598)
Interest payable	900	-
Cash used in operating activities	(4,789)	(10,708)
Investment activities:
Additions to property, plant, equipment and mineral interests	(2,919)	(2,394)
Cash disposed of on sale of subsidiaries, net of cash received (Note 4)	(1,115)	-
Cash used in investing activities	(4,034)	(2,394)
Financing activity:
Issuance of common shares (Note 11)	-	24,368
Proceeds from credit facility	10,000	-
Repayment of credit facility	-	(3,000)
Repayments of loan payable (Note 8)	(3,196)	(3,954)
Repayments of note payable and accrued interest (Note 14(ii))	-	(6,711)
Capital contribution from non-controlling interest	-	10,000
Cash generated from financing activities	6,804	20,703
Net change in cash, cash equivalents and restricted cash	(2,019)	7,601
Cash, cash equivalents and restricted cash, beginning balance	6,730	2,937
Cash, cash equivalents and restricted cash, ending balance	$4,711	$10,538

Supplementary Disclosure of Cash Flow Information

	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018
Cash paid during the period for:
Interest on loan and note payable	$221	$401
Non-cash financing and investing activities:
Asset retirement costs charged to mineral property interests	$417	$575
Mining equipment acquired through issuance of debt	$-	$3,113
Mineral property expenditures included in accounts payable	$-	$100
Extension fee added to principal balance	$75	$-
Non-cash amortization of discount and interest expense	$2,165	$1,124

See Accompanying Notes to the Condensed Consolidated Interim Financial Statements

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

1.	Nature of Business

Golden Queen Mining Consolidated Ltd. (“Golden Queen”, “GQM Ltd.” or the “Company”) was engaged in the operation of the Soledad Mountain Mine (“the Mine”), located in the Mojave Mining District, Kern County, California. The Company owned 50% of Golden Queen Mining Company, LLC (“GQM LLC”), the operator of the Mine. The remaining 50% was owned by Gauss LLC (“Gauss”). On May 22, 2019, the Company completed the sale of its subsidiaries including its interest in GQM LLC (Note 4). On July 26, 2019, the Company changed its name from “Golden Queen Mining Co. Ltd.” to “Golden Queen Mining Consolidated Ltd.”.

2.	Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) applicable to going concern. The accounting policies followed in preparing these condensed consolidated interim financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2018 other than noted below.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with US GAAP have been omitted. These unaudited condensed consolidated interim financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2018.

In the opinion of Management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows as at June 30, 2019 and for all periods presented, have been included in these unaudited condensed consolidated interim financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2019, or future operating periods.

3.	Summary of Accounting Policies and Estimates and Judgements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and judgements have been made by Management in several areas including the derivative liability – warrants. Actual results could differ from those estimates.

New Accounting Pronouncements

Adopted

(i)	February 2016, FASB issued ASC 842 that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement.

The ASU was effective for annual and interim periods beginning January 1, 2019 and is applicable on a modified retrospective basis. The Company adopted the guidance effective January 1, 2019 and has applied the guidance on a modified retrospective basis. There was an immaterial impact on the financial statements from the adoption of this guidance.

4.	Sale of Subsidiaries

On February 7, 2019, the Company entered into a binding share purchase agreement with a group of purchasers including Thomas M. Clay and certain members of the Clay family and associated entities (the “Purchaser”), whereby the Purchaser would acquire 100% of the Company’s 50% ownership interest in the Soledad Mountain Project (the “Transaction”).

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

4.	Sale of Subsidiaries (continued)

The Transaction was subject to the approval of the shareholders of the Company. The shareholders voted for the Transaction at the Annual General and Special meeting held on May 13, 2019. On May 22, 2019, the Transaction closed.

The consideration from the Purchasers was comprised of (1) $4.25 million in cash; (2) the extinguishment of all amounts owing to the Purchasers by the Company under Clay Group Loan (Note 14(ii)); and (3) the cancellation of all of the Purchasers’ ownership interest in the Company (consisting of 17,817,573 Shares, 45,750 options and 1,800,000 share purchase warrants). In addition, the Purchasers may pay a contingent payment to the Company if the Soledad Mountain Project is subsequently sold or transferred to a third party in certain circumstances.

The Company incurred $977 of costs relating to the Transaction during the six months ended June 30, 2019, including 1,339,694 common shares issued as a financial advisory fee. The common shares were recorded at the fair value of $250 and included in commitment to issue shares as at June 30, 2019. Subsequent to June 30, 2019, the Company issued the 1,339,694 common shares to the financial advisor.

Proceeds:
Cash	$4,250
17,817,573 shares returned to treasury at the fair value of C$0.25 per share	3,322
Clay Group Loan principal (Note 14 (ii))	25,700
Clay Group Loan interest payable (Note 14 (ii))	1,700
Clay Group Share Purchase Warrants (Note 9)	79
35,051

Book value of net assets disposed of	136,807
Redeemable portion of non-controlling interest	(24,161)
Non-controlling interest	(46,241)
66,405

Loss on sale of subsidiaries	$(31,354)

The excess book value of the shares over the fair market value of the shares on May 22, 2019 of $53,423 was allocated to additional paid-in capital.

5.	Inventories

Inventories consisted primarily of production from the Company’s operation, in varying stages of the production process and supplies and spare parts, all of which were presented at the lower of cost or net realizable value. Inventories of the Company were comprised of:

	June 30, 2019	December 31, 2018
Stockpile inventory	$-	$6,913
In-process inventory	-	21,607
Dore inventory	-	761
Supplies and spare parts	-	2,663
	$-	$31,944

Current portion	$-	$25,031
Non-current portion	$-	$6,913

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

6.	Restricted Cash

The Company’s restricted cash consisted of the following:

	June, 2019	December 31, 2018
Certificate of Deposit	$-	$1,005

7.	Property, Plant, Equipment and Mineral Interests

Property, plant and equipment and mineral interests, are depreciated and depleted using either the units-of-production or straight-line method over the shorter of the estimated useful life of the asset or the expected life of mine. Assets under construction in progress are recorded at cost and re-allocated to its corresponding category when they become available for use.

	Land	Mineral property interest and claims	Mine development	Machinery and equipment	Buildings and infrastructure	Construction in progress	Interest capitalized	Total
Cost
At December 31, 2017	$3,969	$5,280	$50,773	$70,066	$28,397	$54	$5,886	$164,425
Additions	173	5	492	-	-	6,902	-	7,572
Transfers	(5)	550	711	5,375	48	(6,679)	-	-
Disposals	-	-	-	(213)	-	-	-	(213)
At December 31, 2018	$4,137	$5,835	$51,976	$75,228	$28,445	$277	$5,886	$171,784
Additions	132	-	417	214	-	1,862	-	2,625
Disposals	-	-	-	-	(50)	-	-	(50)
Sale of subsidiaries	(4,269)	(5,835)	(52,392)	(75,422)	(28,395)	(2,139)	(5,886)	(174,359)
At June 30, 2019	$-	$-	$-	$-	$-	$-	$-	$-

Accumulated depreciation and depletion
At December 31, 2017	$-	$328	$3,415	$13,353	$5,010	$-	$471	$22,577
Additions	-	278	2,682	7,789	2,357	-	430	13,536
Disposals	-	-	-	(147)	-	-	-	(147)
At December 31, 2018	$-	$606	$6,097	$20,995	$7,367	$-	$901	$35,966
Additions	-	55	1,036	2,827	582	-	208	4,708
Sale of subsidiaries	-	$(661)	(7,133)	(23,822)	(7,949)	-	(1,109)	(40,674)
At June 30, 2019	$-	$-	$-	$-	$-	$-	$-	$-

Carrying values
At December 31, 2018	$4,137	$5,229	$45,879	$54,233	$21,078	$277	$4,985	$135,818
At June 30, 2019	$-	$-	$-	$-	$-	$-	$-	$-

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

8.	Loan Payable

As at June 30, 2019 and December 31, 2018, equipment financing balances are as follows:

	June 30, 2019	December 31, 2018
Balance, beginning of the period	$12,200	$17,243
Additions	-	3,751
Principal repayments	(3,196)	(8,156
Down payments and taxes	-	(638)
Sale of subsidiaries	(9,004)	-
Balance, end of the period	$-	$12,200

Current portion	$-	$6,578
Non-current portion	$-	$5,622

9.	Derivative Liabilities

Share Purchase Warrants

The Company had 1,000,000 share purchase warrants outstanding exercisable at $7.831 per share and 800,000 share purchase warrants outstanding exercisable at $6.65 per share (the “Clay Group share purchase warrants”). As part of the sale of subsidiaries, the Clay Group share purchase warrants were cancelled (Note 4).

The Company has an additional 631,770 share purchase warrants outstanding with an exercise price of C$20.00 per share. The share purchase warrants meet the definition of a derivative liability instrument as the exercise price is not a fixed price as described above. Therefore, the settlement feature does not meet the “fixed-for-fixed” criteria outlined in ASC 815-40-15.

The fair value of the derivative liabilities related to the share purchase warrants as at June 30, 2019 was $3 (December 31, 2018 – $76). The derivative liabilities were calculated using the Black-Scholes pricing valuation model with the following weighted average assumptions:

Warrants derivative liabilities	June 30, 2019	December 31, 2018
Risk-free interest rate	1.30%	1.37%
Expected life of derivative liability	0.07 years	1.69 years
Expected volatility	173.18%	93.96%
Dividend rate	0.00%	0.00%

GQM LLC Warrants

In connection with the 2018 Credit Facility, GQM LLC issued 21,486 warrants (the “GQM LLC Warrants”), with each warrant entitling the holder to purchase a unit of GQM LLC for a period of five (5) years at an exercise price of $475.384 per unit. The warrants were classified as a derivative liability due to a clause in the warrant agreement that offers the warrant holders price protection. As part of the sale of subsidiaries, the GQM LLC Warrants were disposed of. The fair value of the derivative liabilities related to the warrants as at the date of sale of subsidiaries, May 22, 2019 was $3,585 (December 31, 2018 - $3,314). The derivative liability was calculated using the Black-Scholes pricing valuation model.

GQM LLC Warrants derivative liability	May 22, 2019	December 31, 2018
Risk-free interest rate	2.23%	2.65%
Expected life of derivative liability	4.60 years	4.89 years
Expected volatility	20.00%	20.00%
Dividend rate	0.00%	0.00%

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

9.	Derivative Liabilities (continued)

The change in the derivative liabilities is as follows:

	June 30, 2019	December 31, 2018
Balance, beginning of the period	$3,390	$441
GQM LLC Warrants	-	3,314
Change in fair value	195	(365)
Sale of subsidiaries (Note 4)	(3,585)	-
Balance, end of the period	$-	$3,390

10.	Asset Retirement Obligations

The following is a summary of asset retirement obligations:

	June 30, 2019	December 31, 2018
Balance, beginning of the period	$2,497	$1,838
Accretion	69	167
Changes in cash flow estimates	417	492
Sale of subsidiaries (Note 4)	(2,983)	-
Balance, end of the period	$-	$2,497

11.	Share Capital

The Company’s common shares outstanding are no par value, voting shares with no preferences or rights attached to them.

Common shares

On February 22, 2018, the Company closed a rights offering and issued 18,895,276 shares for total gross proceeds of $25,036. The Company paid associated fees of $587 which were classified as share issue costs.

On May 22, 2019, as part of the sale of subsidiaries (Note 4), 17,817,573 common shares were returned to treasury and cancelled.

Stock options

The Company’s current stock option plan (the “Plan”) was adopted by the Company in 2013 and approved by shareholders of the Company in 2013. The Plan provides a fixed number of 720,000 common shares of the Company that may be issued pursuant to the grant of stock options. The exercise price of stock options granted under the Plan shall be determined by the Company’s Board of Directors (the “Board”) but shall not be less than the volume-weighted, average trading price of the Company’s shares on the Toronto Stock Exchange (“TSX”) for the five (5) trading days immediately prior to the date of the grant. The expiry date of a stock option shall be the date so fixed by the Board subject to a maximum term of five (5) years.

The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted. The compensation expense is amortized on a straight-line basis over the requisite service period, which approximates the vesting period.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

11.	Share Capital (continued)

Stock options (continued)

The following is a summary of stock option activity during the six months ended June 30, 2019 and the year ended December 31, 2018:

	Shares	Weighted Average Exercise Price per Share
Options outstanding, December 31, 2017	260,000	$5.37
Options forfeited	(7,500)	$2.90
Options expired	(20,000)	$14.83
Options outstanding, December 31, 2018	232,500	$4.64
Options cancelled on sale of subsidiaries	(45,750)	4.39
Options outstanding, June 30, 2019	186,750	$4.70

During the six months ended June 30, 2019, the Company recognized $96 (2018 - $80) in stock-based compensation relating to the vesting of employee stock options.

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2019:

Expiry Date	Number Outstanding	Number Exercisable	Remaining Contractual Life (years)	Exercise Price
September 8, 2020	32,250	32,250	1.19	$5.80
November 30, 2021	26,500	17,666	2.42	$6.60
March 20, 2022	40,000	26,667	2.72	$6.50
October 20, 2022	88,000	29,333	3.31	$2.90
	186,750	105,916	2.69

As at June 30, 2019, the aggregate intrinsic value of the outstanding exercisable options was $nil (December 31, 2018 – $nil).

Warrants

As at June 30, 2019, 631,770 warrants were outstanding (December 31, 2018 – 2,431,770). As part of the sale of subsidiaries, 1,800,000 Clay Group share purchase warrants were cancelled (Note 4).

The following table summarizes information about share purchase warrants outstanding as at June 30, 2019:

Expiry Date	Number Outstanding	Remaining Contractual Life (years)	Exercise Price
July 25, 2019 (1)	631,770	0.07	C$	20.00

(1)	Non-tradable share purchase warrants. Subsequent to June 30, 2019, these share purchase warrants expired unexercised.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

12.	General and Administrative Expenses

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018	2019	2018
Audit, legal and professional fees	$285	$169	$388	$409
Salaries and benefits and director fees	1,206	180	2,005	683
Regulatory fees and licenses	9	46	34	125
Insurance	99	144	270	283
Transaction expenses (Note 4)	524	-	990	-
Corporate administration	307	340	575	633
	$2,430	$879	$4,262	$2,133

13.	Loss Per Share

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2018	2017	2018	2017
Numerator:
Net loss attributable to the shareholders of the Company - numerator for basic and diluted	$(34,150)	$(632)	$(36,450)	$(6,049)
Denominator:
Weighted average number of common shares outstanding -basic and diluted	22,178,244	30,010,144	26,072,559	24,477,273

Loss per share – basic and diluted	$(1.54)	$(0.02)	$(1.40)	$(0.25)

Weighted average number of shares for the six months ended June 30, 2019 excludes 1,867,501 options (December 31, 2018 – 2,325,001) and 6,317,700 warrants (December 31, 2018 – 24,317,700) that were antidilutive.

14.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are disclosed as follows:

(i)	Compensation of Key Management Personnel, Transactions with Related Parties and Related Party Balances

For the three and six months ended June 30, 2019, the Company recognized $916 and $1,277 (for the three and six months ended June 30, 2018 –$104 and $299) salaries and fees for Officers and Directors. Included in this compensation was $758 of termination payments made to the CEO and the Corporate Secretary on completion of the Transaction.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

14.	Related Party Transactions (continued)

(ii)	Note Payable

As at December 31, 2018, The Company had a loan with the Clay Group with a principal balance of $25,625 (the “Clay Group Loan”). The Clay Group Loan had principal and accrued interest due as follows: $1.7 million of principal and accrued interest on January 1, 2019; $3.9 million of principal and accrued interest on April 1, 2019; and the balance due on May 21, 2019. On December 27, 2018, the Company and the Clay Group agreed to amend the Clay Group Loan, extending the due date of $1.7 million of principal as well as interest from the original due date of January 1, 2019 to February 1, 2019. An extension fee of $125 was added to the principal amount owing. On February 1, 2019, the due date was extended to February 8, 2019 for an extension fee of $75 that was added to the principal amount owing. On February 8, 2019, the due dates of principal and interest on the Clay Group Loan were extended until completion of the Transaction (Note 4). The amendments were accounted for as debt modifications. The Loan was settled as part of the Transaction (Note 4).

The following table summarizes activity on the notes payable:

	June 30, 2019	December 31, 2018
Balance, beginning of the year	$24,690	$30,099
Accretion of discount on loans	568	2,040
Capitalized financing, extension and legal fees	(75)	(125)
Extension fee added to principal	75	125
Accretion of capitalized financing, extension and legal fees	442	262
Repayment of loans and interest	-	(7,711)
Settled on sale of subsidiaries	(25,700)	-
Balance, end of the year	$-	$24,690

(iii)	Amortization of Discounts and Interest Expense

The following table summarizes the amortization of discount and interest on loans:

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018	2019	2018
Accretion of the Clay Group Loan discount	$42	$504	$568	$994
Accretion of capitalized financing and legal fees	177	66	442	130
Amortization of deferred financing fees	473	-	1,128	-
Interest expense related to the Clay Group Loan	390	695	1,048	1,409
Interest expense related to the 2018 Credit Facility	142	-	322	-
Closing and commitment fees related to the Credit Facility	13	10	40	40
Interest expense related to Komatsu financial loans (1)	112	166	221	401
Accretion of discount and interest on loan	$1,349	$1,441	$3,769	$2,974

(1)	Komatsu is not a related party and has only been included in the above table to reconcile the total interest expense incurred for the period to the amounts capitalized and expensed.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

(iv)	Joint Venture Transaction

The Company was presented Gauss’ ownership in GQM LLC as a non-controlling interest amount on the balance sheet within the equity section. However, there were terms in the agreement that provided for the exit from the investment in GQM LLC for an initial member whose interest in GQM LLC becomes less than 20%.

14.	Related Party Transactions (continued)

(iv)	Joint Venture Transaction (continued)

If a member became less than a 20% interest holder, its remaining interest would (ultimately) be terminated through one of 3 events at the non-diluted member’s option:

a.	Through conversion to a net smelter royalty (“NSR”);
b.	Through a buy-out (at fair value) by the non-diluted member; or
c.	Through a sale process by which the diluted member’s interest is sold.

The net assets of GQM LLC as at May 22, 2019 (the date of sale of subsidiaries – Note 4) and December 31, 2018 were as follows:

	May 22, 2019	December 31, 2018
Assets, GQM LLC	$179,353	$171,334
Liabilities, GQM LLC	(38,547)	(29,904)
Net assets, GQM LLC	$140,806	$141,430

Non-Controlling Interest

The carrying value of the non-controlling interest is adjusted for net income and loss, distributions and contributions pursuant to ASC 810-10 based on the same percentage allocation used to calculate the initial book value of temporary equity.

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2019	2018	2019	2018
Net and comprehensive income (loss) in GQM LLC	$(721)	$2,475	$(626)	$(4,819)
Non-controlling interest percentage	50%	50%	50%	50%
Net and comprehensive income (loss) attributable to non-controlling interest	$(361)	$1,238	$(313)	$(2,410)
Net and comprehensive income (loss) attributable to permanent non-controlling interest	$(217)	$743	$(188)	$(1,446)
Net and comprehensive income (loss) attributable to temporary non-controlling interest	$(144)	$495	$(125)	$(964)

	Permanent Non-Controlling Interest	Temporary Non-Controlling Interest
Carrying value of non-controlling interest, December 31, 2017	$36,321	$24,214
Capital contribution	10,000	-
Net and comprehensive income for the year	108	72
Carrying value of non-controlling interest, December 31, 2018	$46,429	$24,286
Net and comprehensive income for the period	(188)	(125)
Sale of subsidiaries (Note 4)	(46,241)	(24,161)
Carrying value of non-controlling interest, June 30, 2019	$-	$-

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

15.	Financial Instruments

Fair Value Measurements

All financial assets and financial liabilities are recorded at fair value on initial recognition. Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition of qualifying assets, in which case they are added to the costs of those assets until such time as the assets are substantially ready for their intended use or sale.

The three levels of the fair value hierarchy are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

	June 30, 2019
	Total	Level 1	Level 2	Level 3
Liabilities:
Share purchase warrants – derivative liabilities (Note 9)	$3	$-	$3	$-
	$3	$-	$3	$-

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Liabilities:
Share purchase warrants – derivative liabilities (Note 9)	$76	$-	$76	$-
GQM LLC Warrants (Note 9)	3,314	-	3,314	-
	$3,390	$-	$3,390	$-

Under fair value accounting, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value measurement of the financial instruments above use observable inputs in option price models such as the binomial and the Black-Scholes valuation models.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets the Company has established policies to ensure liquidity of funds and ensure counterparties demonstrate minimum acceptable credit worthiness.

The Company maintains its US Dollar and Canadian Dollar cash in bank accounts with major financial institutions with high credit standings. Cash deposits held in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250 and Canadian Dollar cash deposits held in Canada are insured by the Canada Deposit Insurance Corporation (“CDIC”) for up to C$100. The Company has not experienced any losses on such accounts and management believes that using major financial institutions with high credit ratings mitigates the credit risk in cash.

Interest Rate Risk

The Company holds approximately its cash in bank deposit accounts with major financial institutions. The interest rates received on these balances may fluctuate with changes in economic conditions. Based on the average cash balances during the six months ended June 30, 2019, a 1% decrease in interest rates would have reduced the interest income for the six months ended June 30, 2019, by an immaterial amount.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(formerly “Golden Queen Mining Co. Ltd.”)

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(amounts expressed in thousands of US dollars, except share amounts - Unaudited)

15.	Financial Instruments (continued)

Foreign Currency Exchange Risk

Certain purchases of corporate overhead items are denominated in Canadian Dollar. As a result, currency exchange fluctuations may impact the costs of operations. Specifically, the appreciation of the Canadian Dollar against the US Dollar may result in an increase in the Canadian operating expenses in US dollar terms. As at June 30, 2019, the Company maintained the majority of its cash balance in Canadian Dollars. The Company currently does not engage in any currency hedging activities.

16.	Subsequent Events

Subsequent to June 30, 2019, the Company issued 1,339,694 common shares as a financial advisory fee (Note 4). The common shares were included in commitment to issue shares as at June 30, 2019.

On July 25, 2019, 631,770 warrants exercisable at C$20.00 per share expired unexercised.

On July 26, 2019, the Company changed its name from “Golden Queen Mining Co. Ltd.” to “Golden Queen Mining Consolidated Ltd.”.

Effective July 26, 2019, the Company consolidated its common shares on the basis of one new common share for every ten old common shares issued and outstanding at that time. All references to share and per share amounts in these financial statements have been retroactively restated to reflect the share consolidation.

On July 26, 2019, the Company’s common shares were delisted from the Toronto Stock Exchange and were listed on the NEX board of the TSX Venture Exchange under the symbol “GQM”.